James Alpha Funds Trust

515 Madison Avenue

New York, New York 10022

January 6, 2021

VIA EDGAR TRANSMISSION

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: David Orlic

RE:	Registration Statement on Form N-14 File No. 333-251519

Dear Mr. Orlic:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement on Form N-14 (File No. 333-251519) relating to the proposed reorganization of twelve separate series of Saratoga Advantage Trust, into corresponding series of James Alpha Funds Trust (the “Registrant”). The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on December 18, 2020.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

This delaying amendment has been signed pursuant to the requirements of the Securities Act and Rule 478 thereunder.

Please direct questions or comments relating to this filing to Matthew DiClemente at (215) 564-8173, or in his absence, to Timothy Burdick at (631) 470-2649.

Very truly yours, /s/Timothy Burdick Timothy Burdick Sole Trustee, Registrant